Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

            Attention Business Editors:
            Claude Resources Inc. completes private placement offering

            /NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE
UNITED STATES/

            Trading Symbols
            TSX - CRJ
            NYSE Amex - CGR

            SASKATOON, Dec. 30 /CNW/ - Claude Resources Inc. ("Claude" or the
"Company") is pleased to announce that it has completed the private placement offering (the "Offering") previously announced on December 14, 2009, with amended terms being announced on December 15, 2009.
            The Offering consisted of the issuance of 12,000,000 special warrants
(the "Special Warrants") at a price of $1.15 per Special Warrant for aggregate gross proceeds of CDN $13,800,000. Each Special Warrant will entitle its holder to acquire upon exercise, or upon deemed exercise immediately prior to the Expiry Date (as defined below), without payment of any additional consideration, one unit (a "Unit"). Each Unit will be comprised of one common share of Claude (a "Common Share") and one-half of a Common Share purchase warrant (a "Purchase Warrant"). Each whole Purchase Warrant will entitle its holder to acquire one Common Share at a price of $1.75 for a period of 24 months following the date hereof (the "Closing Date").
            An underwriting syndicate (the "Underwriters") was lead by RBC Dominion
Securities Inc. and also included Toll Cross Securities Inc., Wellington West
Capital Markets Inc. and D &D Securities Company.
            The Special Warrants will be exercisable at any time following the
Closing Date and shall be deemed automatically exercised, if not already exercised by their holders, on the date (the "Expiry Date") which is the earlier of: (i) the third business day after the date a receipt is issued in respect of a final prospectus filed in certain Canadian jurisdictions to qualify the distribution of the Common Shares and Purchase Warrants forming the Units to be issued upon exercise or deemed exercise of the Special
Warrants; and (ii) the date which is four months and one day following the
Closing Date.
            The Company has agreed to use its reasonable best efforts to file a qualification prospectus in each of the provinces of Saskatchewan and Ontario and to obtain a final receipt from the applicable securities regulators in such jurisdictions by February 1, 2010 to qualify for distribution the Common
Shares and the Purchase Warrants forming the Units to be issued upon exercise or deemed exercise of the Special Warrants. In the event that a final receipt is not obtained by 5:00 p.m. (Toronto time) on such date, each Special Warrant exercised after such date will be exercisable, for no additional consideration, into 1.1 Common Shares and 0.55 Purchase Warrants, rather than one Common Share and 0.5 Purchase Warrants. In the event that a final receipt for the prospectus is obtained prior to 5:00 p.m. (Toronto time) on February
1, 2010, the penalty will not apply and each Special Warrant will remain exercisable for one Common Share and 0.5 Purchase Warrants.
            The Company has received conditional listing approval from the Toronto
Stock Exchange for the listing of all additional common shares to be issued in connection with the securities sold pursuant to the Offering, subject to satisfying certain listing conditions of the Exchange.
            As compensation for the Offering, Claude paid to the Underwriters a commission equal to 5.5% of the gross proceeds of the Offering.
            The net proceeds of the Offering will be used to fund the continued
exploration of the Madsen Mine and for general corporate purposes.

            Claude is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE
Amex-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced approximately
865,000 ounces of gold from its Seabee mining operation in northeastern
Saskatchewan. The Company also owns 100% of the 10,000 acre Madsen property in the prolific Red Lake gold camp of northwestern Ontario.

            The securities offered have not been registered under the United States
Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws, and may not be offered or sold in the United States absent registration under the U.S. Securities Act and applicable state securities laws or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities in the United States nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

            CAUTION REGARDING FORWARD-LOOKING INFORMATION

            This Press Release may contain 'forward-looking' statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company including with respect to the exercise or deemed exercise of the Special Warrants, matters regarding the filing of a prospectus and the use of proceeds of the Offering. The words "may", "would",
"could", "will", "intend", "plan", "anticipate", "believe", "estimate",
"expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements.
Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors. Such risks, uncertainties and factors are described in the periodic filings with the Canadian securities regulatory authorities, including the
Company's Annual Information Form and quarterly and annual Management's
Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended. Unless otherwise required by law, the
Company does not intend, and does not assume any obligation, to update these forward-looking statements.

            %SEDAR: 00000498E          %CIK: 0001173924

            /For further information: Neil McMillan, President and Chief Executive
Officer, (306) 668-7505, Email: ir(at)clauderesources.com, Website:
www.clauderesources.com/
            (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 15:38e 30-DEC-09